

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

Via E-mail
John Pescatore
Chief Executive Officer and President
Pacific Datavision, Inc.
100 Hamilton Plaza
Paterson, NJ 07505

> **Re: Pacific Datavision, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on August 7, 2014**
> **File No. 377-00731**

Dear Mr. Pescatore:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that the shares being registered for resale represent more than 92% of your issued and outstanding common stock. Due to the significant number of shares being registered and the proximity of the underlying private offering to this public offering, it appears that the selling stockholders may be deemed to be offering shares on behalf of the company in an indirect primary offering. If the offering is an indirect primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at

http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

Certain Important Information, page ii

4.   Clarify whether all conditions to closing your Spectrum acquisition (not just the necessary FCC approvals) must be satisfied by November 7, 2014. If only FCC approval must be received by that time, clarify how long closing of the Spectrum acquisition could extend into the future.

Prospectus Summary, page 1

5.   Please revise your summary to provide a brief overview of your current operations. This disclosure should describe your current products and services, and your relationships with your carrier partners.

6.   Please revise your disclosure to discuss your plans if you fail to complete the acquisition of the Spectrum Assets and have to redeem the shares issued in the private placement. For example, please disclose whether you will remain a public company.

7.   Please provide a brief description of the Spectrum Assets you are acquiring from Sprint, including geographic markets, blocks and pairing. In addition, please disclose any known material interoperability issues with the Spectrum Assets.

Redemption of Shares Issued in the Private Placement, page 7

8.   You indicated that shares issued in the private placement will be redeemed at a specific price if you are unable to complete the acquisition of the Spectrum Assets on a certain date. Tell us if you have recorded these shares outside of permanent equity and if not,

please explain to us the basis of your conclusion and your consideration of the guidance in ASC 480-10-S99-3A paragraph 4-11. Otherwise, please revise the pro forma information on page 28 and clarify the related disclosures throughout your filing.

We are an Emerging Growth Company, page 8

9.   It is unclear whether you intend on delaying adoption of new or revised accounting standards. See the conflicting disclosure as to the company's election on pages 22 and 33. Please clarify.

Risk Factors, page 10

10.   Whenever highlighting regulatory deadlines you should consider substituting actual dates rather than timeframes for ease of reference.

11.   We note your disclosure on page 35 regarding your concentration of accounts receivable. Please provide risk factor disclosure regarding this concentration.

Selected Financial Data, page 30

12.   Please present the net loss per share data as required by item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation, page 32

13.   Please describe the material terms of your sales commission program.

Summary of Significant Accounting Policies, page 32

14.   Please revise your disclosure to discuss how you will generate revenues from your operations. Please specify whether you will contract directly with end-users or partner with carriers.

15.   It appears that you recognize revenue received from third party carriers on a gross basis. Please provide us with your analysis for concluding that you are the primary obligor in the arrangements and your consideration of the guidance in ASC 605-45-45.

16.   We note that you record the estimated gross amount billed as revenue when the end-user is billed by a third party carrier. In this regard, please disclose

- how you obtain the estimated amount billed;
- how often is that information provided;
- whether you reconcile the actual vs. estimate on a regular basis, and

- how you resolve the variances, if any.

Results of Operation, page 34

17.   Please tell us whether your international operations were material. If so, please separately disclose the revenues generated from U.S and international operations.

Liquidity and Capital Resources, page 35

18.   We note that approximately $100 million of proceeds from your private offerings will remain after your Spectrum Asset purchase from Sprint. Please discuss how you intend to spend this capital.

19.   Please revise to address your net cash used in financing and investing activities during the periods presented.

20.   Please revise to discuss your liquidity and capital resources if you fail to acquire the Spectrum Assets from Sprint. You should also provide an estimate of the costs necessary to rollout your dispatch network.

Recent Developments, page 37

Sprint APA, page 37

21.   Please disclose the material terms of the deposit arrangement with Sprint, including the circumstances upon which Sprint will return the funds to the company if the deal does not close.

Equity Awards, page 37

22.   Please disclose the compensation expense related to your recent awards of restricted stock units and options.

Business, page 39

23.   Please identify the 20 "top metropolitan areas" that you intend on providing service.

24.   Please provide a description of estimated amount needed to build your network following the Spectrum Closing and the timeline for implementation.

25.   Explain why your management believes that the churn rate with your target customers "will be significantly lower than the churn rate experienced by Tier 1 carriers…" (pages 43 – 44).

Our Spectrum Opportunity, page 40

26.   Please disclose the percentage of your issued and outstanding shares that will be held by Sprint following the closing of the acquisition of the Spectrum Assets.

Our Network and Technology, page 45

27.   Please expand on your description of Motorola's MotoTRBO technology and how that will be incorporated into your solutions.

12. Subsequent Events, page F-16

28.   Please revise the disclosed amount of pro forma restricted cash so that it is in agreement with the balance disclosed on page 28 or advise us.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

                                                    Sincerely,

                                                    /s/ Larry Spirgel

                                                    Larry Spirgel
                                                    Assistant Director